MAXICARE LOUISIANA TO BE ACQUIRED


LOS ANGELES, May 12, 2000 - Maxicare Health Plans, Inc. (NASDAQ-NMS: MAXI) announced today that its managed care subsidiary, Maxicare Louisiana, Inc., will be acquired by Coventry Health Care, Inc., under terms of a definitive agreement signed by both companies. The transaction is expected to close in the third quarter of 2000, subject to regulatory and other customary approvals and conditions. Terms of the transaction were not disclosed.

Maxicare Louisiana has about 14,000 members and annual premium revenue of $26 million. The Louisiana membership represents about 3 percent of Maxicare's total enrollment of approximately 450,000.

"The company wishes to focus on growth opportunities in its two major business markets in California and Indiana," said Paul R. Dupee Jr., chairman and chief executive officer. "We're restructuring in order to enhance our operations in these two areas. We believe there is substantial growth opportunity in these markets."

Dupee said he expected the transaction to have "minimal effect" on Maxicare's overall business.

Maxicare is a managed health care company with operations in California, Indiana and Louisiana. The company also offers various employee benefit packages through its subsidiaries, Maxicare Life and Health Insurance Company and Health America Corporation.

This news release contains forward looking information. The forward looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward looking statements are based on certain assumptions and current expectations that involve a number of risks and uncertainties, many of which are beyond the Company's control. These risks and uncertainties include limitations on premium levels, greater than anticipated increase in health care expenses including pharmaceutical costs, loss of contracts with providers, insolvency of providers, benefit mandates, variances in anticipated
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enrollment as a result of competition or other factors, litigation, changes to the laws or funding of Medicare and Medicaid programs, and increased regulatory requirements for dividending, minimum capital, reserve and other financial solvency requirements. The effects of the aforementioned risks and uncertainties could have a material adverse impact on the liquidity and capital resources of the Company. These statements are forward looking and actual results could differ materially from those projected in the forward looking statements, which statements involve risks and uncertainties. In addition, past financial performance is not necessarily a reliable indicator of future performance and investors should not use historical performance to anticipate results or future period trends.